FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2004

                          GRANITE MORTGAGES 04-2 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 2

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: February 15, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: February 15, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: February 15, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 November 2004 - 30 November, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  253,558

Current Balance - Trust Mortgage Assets                   (pound)21,530,432,938

Current Balance - Trust Cash and other Assets              (pound)1,605,080,007

Last Months Closing Trust Assets                          (pound)23,138,509,036

Funding share                                             (pound)20,700,558,170

Funding Share Percentage                                          89.48%

Seller Share*                                              (pound)2,434,954,775

Seller Share Percentage                                           10.52%

Minimum Seller Share (Amount)*                             (pound)1,256,329,542

Minimum Seller Share (% of Total)                                  5.43%

Excess Spread last quarter annualised (% of Total)                 0.29%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans


----------------------------------------------------------------------------------------------
                        Number    Principal ((pound))    Arrears ((pound))   By Principal (%)

< 1 Month              249,257     21,169,688,391                0                98.32%

> = 1 < 3 Months        3,540       300,903,519              2,455,201             1.40%

> = 3 < 6 Months         613        49,053,629               1,011,530             0.23%

> = 6 < 9 Months         105         7,559,704                300,233              0.04%

> = 9 < 12 Months         41         2,975,713                149,872              0.01%

> = 12 Months             2           251,982                 15,795               0.00%

Total                  253,558     21,530,432,938            3,932,631            100.00%
----------------------------------------------------------------------------------------------

Properties in Possession

-----------------------------------------------------------------------------------------
                                Number          Principal ((pound))   Arrears ((pound))

Total (since inception)          247                15,007,841           750,466
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Properties in Possession                                                    91

Number Brought Forward                                                      74

Repossessed (Current Month)                                                 17

Sold (since inception)                                                     156

Sold (current month)                                                        5

Sale Price / Last Loan Valuation                                           1.06

Average Time from Possession to Sale (days)                                131

Average Arrears at Sale                                               (pound)2,609

Average Principal Loss (Since inception)*                              (pound)133

Average Principal Loss (current month)**                                (pound)0

MIG Claims Submitted                                                        6

MIG Claims Outstanding                                                      0

Average Time from Claim to Payment                                          41
-----------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                             Number        Principal ((pound))

Substituted this period                      12,150       (pound)999,996,459

Substituted to date (since 26 March 2001)    490,205     (pound)40,832,599,593
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                             Monthly           Annualised

Current Month CPR Rate                        6.95%              57.89%

Previous Month CPR Rate                       4.55%              42.82%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                     25.66

Weighted Average Remaining Term (by value) Years                 19.82

Average Loan Size                                             (pound)84,913

Weighted Average LTV (by value)                                  73.98%

Weighted Average Indexed LTV (by value)                          60.50%

Non Verified (by value)                                          35.61%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                          46.13%

Together (by balance)                                            24.24%

Capped (by balance)                                               0.95%

Variable (by balance)                                            25.46%

Tracker (by balance)                                              3.22%

Total                                                            100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                    Number      % of Total      Value ((pound))      % of Total

East Anglia         5,139         2.03%          437,067,789           2.03%

East Midlands       18,093        7.14%         1,375,794,665         6.39%

Greater London      30,782        12.14%        4,288,862,241         19.92%

North               29,959        11.82%        1,679,373,769         7.80%

North West          34,447        13.59%        2,331,745,887         10.83%

Scotland            27,273        10.76%        1,707,363,332         7.93%

South East          37,549        14.81%        4,372,830,930         20.31%

South West          16,317        6.44%         1,548,038,128         7.19%

Wales               10,479        4.13%          704,045,157          3.27%

West Midlands       16,607        6.55%         1,324,121,626         6.15%

Yorkshire           26,913        10.61%        1,761,189,414         8.18%

Total               253,558        100%         21,530,432,938         100%
------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------
                               Number       Value ((pound))      % of Total

0% < 25%                       9,859         387,547,793           1.80%

> = 25% < 50%                  33,501        2,456,622,398         11.41%

> = 50% < 60%                  21,067        1,901,137,228         8.83%

> = 60% < 65%                  11,160        1,042,072,954         4.84%

> = 65% < 70%                  13,388        1,276,754,673         5.93%

> = 70% < 75%                  18,424        1,709,516,375         7.94%

> = 75% < 80%                  19,317        2,092,758,082         9.72%

> = 80% < 85%                  30,948        3,130,524,949         14.54%

> = 85% < 90%                  33,003        2,807,568,455         13.04%

> = 90% < 95%                  49,465        3,724,764,898         17.30%

> = 95% < 100%                 13,188         986,093,829          4.58%

> = 100%                         238           15,071,303          0.07%

Total                          253,558       21,530,432,938        100.0%
------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------
                               Number        Value ((pound))     % of Total

Endowment                      26,274        1,985,105,917         9.22%

Interest Only                  34,894        4,803,439,588         22.31%

Pension Policy                  609           62,438,256           0.29%

Personal Equity Plan           1,164          88,274,775           0.41%

Repayment                      190,617      14,591,174,402        67.77%

Total                          253,558      21,530,432,938        100.00%
------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------
                               Number        Value ((pound))     % of Total

Full Time                      221,681      17,762,607,174         82.50%

Part Time                      3,275         193,773,896           0.90%

Retired                         496           15,071,303           0.07%

Self Employed                  25,339       3,425,491,880         15.91%

Other                          2,767         133,488,684           0.62%

Total                          253,558      21,530,432,938        100.00%
------------------------------------------------------------------------------

--------------------------------------------------------------
NR Current Existing Borrowers' SVR              6.84%

Effective Date of Change                   1 September 2004
--------------------------------------------------------------

Notes    Granite Mortgages 04-2 plc


--------------------------------------------------------------------------------------------
                   Outstanding            Rating         Reference Rate       Margin
                                     Moodys/S&P/Fitch

Series 1

A1                 $675,585,869        Aaa/AAA/AAA           1.95%            0.04%

A2                $1,322,800,000       Aaa/AAA/AAA           1.98%            0.07%

B                   $40,300,000         Aa3/AA/AA            2.08%            0.17%

M                   $33,200,000          A2/A/A              2.19%            0.28%

C                   $73,500,000        Baa2/BBB/BBB          2.61%            0.70%

Series 2

A1              (euro)1,340,000,000    Aaa/AAA/AAA           2.26%            0.14%

A2               (pound)244,000,000    Aaa/AAA/AAA           5.09%            0.14%

B                 (euro)92,000,000      Aa3/AA/AA            2.39%            0.27%

M                 (euro)53,500,000        A2/A/A             2.52%            0.40%

C                 (euro)89,000,000    Baa2/BBB/BBB           2.92%            0.80%

Series 3

A                (pound)752,100,000    Aaa/AAA/AAA           5.11%            0.16%

B                 (pound)38,900,000     Aa3/AA/AA            5.27%            0.32%

M                 (pound)26,500,000       A2/A/A             5.42%            0.47%

C                 (pound)48,500,000    Baa2/BBB/BBB          5.80%            0.85%
--------------------------------------------------------------------------------------------


Credit Enhancement

--------------------------------------------------------------------------------------------
                                                                    % of Notes Outstanding
Class B and M Notes ((pound) Equivalent)      (pound)206,069,892           6.06%

Class C Notes ((pound) Equivalent)            (pound)150,734,519           4.44%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                                    % of Funding Share

Class B and M Notes ((pound) Equivalent)      (pound)206,069,892           1.00%

Class C Notes ((pound) Equivalent)            (pound)150,734,519           0.73%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund
        Requirement                           (pound)44,900,000            0.22%

Balance Brought Forward                       (pound)33,700,000            0.16%

Drawings this Period                               (pound)0                0.00%

Excess Spread this Period                     (pound)5,548,331             0.03%

Funding Reserve Fund Top-up this Period*      (pound)4,731,654             0.02%

Current Balance                               (pound)43,979,984            0.21%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Funding Reserve Balance                       (pound)21,876,149            0.11%

Funding Reserve %                                    1.0%                   NA
--------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 December 2004 - 31 December 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in                                       245,812

Current Balance - Trust Mortg                             (GBP)20,841,117,274

Current Balance - Trust Cash                              (GBP)1,293,471,868

Last Months Closing Trust Assets                          (GBP)21,530,432,938

Funding share                                             (GBP)20,700,558,170

Funding Share Percentage                                         93.52%

Seller Share*                                               (GBP)1,434,030,972

Seller Share Percentage                                           6.48%

Minimum Seller Share (Amount)*                             (GBP) 1,243,845,031

Minimum Seller Share (% of Total)                                 5.62%

Excess Spread last quarter annnualised (% of Total)               0.46%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
                      Number      Principal(GBP)   Arrears(GBP)  By Principal(%)

< 1 Month            242,117      20,529,753,382       0             98.51%

> = 1 < 3 Months       2,939       253,662,919      2,120,858        1.22%

> = 3 < 6 Months        622        47,633,768       1,173,119        0.23%

> = 6 < 9 Months        123        9,096,391         411,939         0.04%

> = 9 < 12 Months       11          970,814          51,791          0.00%

> = 12 Months            0             0               0             0.00%

Total                 245,812     20,841,117,274    3,757,707       100.00%
------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                          Number         Principal(GBP)           Arrears (GBP)

Total (since inception)    255            16,040,377                 805,048
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                               56

Number Brought Forward                                                 44

Repossessed (Current Month)                                            12

Sold (since inception)                                                199

Sold (current month)                                                   43

Sale Price / Last Loan Valuation                                      1.06

Average Time from Possession to Sale(days)                             133

Average Arrears at Sale                                           (GBP)2,873

Average Principal Loss (Since inception)*                         (GBP)105

Average Principal Loss (current month)**                           (GBP)0

MIG Claims Submitted                                                    6

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                     41
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                   Number                  Principal (GBP)

Substituted this period             4,581                 (GBP)499,993,930

Substituted to date
(since 26 March 2001)              482,636             (GBP)41,332,593,522
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                  Monthly                   Annualised

Current Month CPR Rate             5.68%                      50.35%

Previous Month CPR Rate            6.95%                      57.89%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Weighted Average Seasoning (by value)Months                   26.81

Weighted Average Remaining Term (by value)Years               20.03

Average Loan Size                                          (GBP)84,785

Weighted Average LTV (by value)                               73.48%

Weighted Average Indexed LTV (by value)                       60.37%

Non Verified (by value)                                       35.81%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                       47.87%

Together (by balance)                                         23.95%

Capped (by balance)                                            0.96%

Variable (by balance)                                         23.93%

Tracker (by balance)                                           3.29%

Total                                                         100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                  Number        % of Total      Value ((pound))       % of Total

East Anglia       4,978           2.03%          423,074,681            2.03%

East Midlands     17,533          7.13%         1,329,663,282           6.38%

Greater London    29,970          12.19%        4,157,802,896          19.95%

North             29,133          11.85%        1,631,859,483           7.83%

North West        33,386          13.58%        2,263,345,336          10.86%

Scotland          26,205          10.66%        1,633,943,594           7.84%

South East        36,462          14.83%        4,232,830,918          20.31%

South West        15,905          6.47%         1,504,728,667           7.22%

Wales             10,152          4.13%          683,588,647            3.28%

West Midlands     16,090          6.55%         1,279,644,601           6.14%

Yorkshire         25,998          10.58%        1,700,635,170           8.16%

Total            245,812           100%        20,841,117,274           100%
--------------------------------------------------------------------------------


LTV Levels Breakdown

------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

0% < 25%                          10,042         391,813,005            1.88%

> = 25% < 50%                     33,610        2,469,672,397          11.85%

> = 50% < 60%                     20,935        1,894,457,560           9.09%

> = 60% < 65%                     11,197        1,052,476,422           5.05%

> = 65% < 70%                     13,387        1,279,644,601           6.14%

> = 70% < 75%                     18,064        1,688,130,499           8.10%

> = 75% < 80%                     18,712        2,000,747,258           9.60%

> = 80% < 85%                     29,755        2,992,784,441          14.36%

> = 85% < 90%                     31,012        2,638,485,447          12.66%

> = 90% < 95%                     46,721        3,505,475,925          16.82%

> = 95% < 100%                    12,099         910,756,825            4.37%

> = 100%                           278           16,672,894             0.08%

Total                             245,812       20,841,117,274         100.0%
------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Endowment                         25,497        1,913,214,566           9.18%

Interest Only                     34,061        4,685,083,163          22.48%

Pension Policy                     608           62,523,352             0.30%

Personal Equity Plan              1,141          85,448,581             0.41%

Repayment                         184,505       14,094,847,612         67.63%

Total                             245,812       20,841,117,274         100.00%
------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------
                                  Number         Value (GBP)        % of Total

Full Time                         214,611       17,162,660,075         82.35%

Part Time                         3,207          191,738,279            0.92%

Retired                            483            16,672,894            0.08%

Self Employed                     24,785         3,340,831,099         16.03%

Other                             2,726           129,214,927           0.62%

Total                             245,812       20,841,117,274         100.00%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                    1 September 2004
------------------------------------------------------------------------------

Notes    Granite Mortgages 04-2 plc

--------------------------------------------------------------------------------------
                   Outstanding              Rating            Reference Rate    Margin
                                          Moodys/S&P/Fitch

Series 1
A1                  $348,890,057          Aaa/AAA/AAA              2.55%      0.04%

A2                 $1,322,800,000          Aaa/AAA/AAA             2.58%      0.07%

B                    $40,300,000           Aa3/AA/AA               2.68%      0.17%

M                    $33,200,000             A2/A/A                2.79%      0.28%

C                    $73,500,000          Baa2/BBB/BBB             3.21%      0.70%

Series 2

A1                (euro)1,340,000,000      Aaa/AAA/AAA             2.32%      0.14%

A2                 (GBP)244,000,000        Aaa/AAA/AAA             5.02%      0.14%

B                  (euro)92,000,000         Aa3/AA/AA              2.45%      0.27%

M                  (euro)53,500,000          A2/A/A                2.58%      0.40%

C                  (euro)89,000,000       Baa2/BBB/BBB             2.98%      0.80%

Series 3

A                   (GBP)752,100,000      Aaa/AAA/AAA              5.04%      0.16%

B                   (GBP)38,900,000        Aa3/AA/AA               5.20%      0.32%

M                   (GBP)26,500,000          A2/A/A                5.35%      0.47%

C                   (GBP)48,500,000       Baa2/BBB/BBB             5.73%      0.85%
--------------------------------------------------------------------------------------

Credit Enhancement
--------------------------------------------------------------------------------------
                                                                % of Notes Outstanding

Class B and M Notes (GBP) Equivalent)    (GBP)206,069,892            6.41%

Class C Notes (GBP) Equivalent)          (GBP)150,734,519            4.69%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                                 % of Funding Share

Class B and M Notes (GBP) Equivalent)    (GBP)206,069,892            1.00%

Class C Notes (GBP) Equivalent)          (GBP)150,734,519            0.73%

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve
Fund Requirement                          (GBP)44,900,000             0.22%

Balance Brought Forward                   (GBP)43,979,984             0.21%

Drawings this Period                          (GBP)0                  0.00%

Excess Spread this Period                 (GBP)4,963,468              0.02%

Funding Reserve Fund Top-up this Period*    -4,043,452               -0.02%

Current Balance                           (GBP)44,900,000             0.22%
--------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------
Funding Reserve Balance                   (GBP)30,537,349             0.15%

Funding Reserve %                                1.0%                  NA
--------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.